UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Third Quarter 2020 Production Results

LIMA, Peru--(BUSINESS WIRE)--October 20, 2020--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE:BVN; Lima Stock Exchange:BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 3Q20 results for production and volume sold.

In order to ensure transparency in light of uncertainties associated with the current operating environment, Buenaventura will be releasing its production data on a monthly basis until greater production continuity and visibility have been achieved.

3Q20 Production per Metal
(100% Basis)

Tambomayo	1Q	2Q	July	Aug	Sept	3Q	9M20
Au [Oz]	14,549	17,121	4,007	5,891	6,210	16,108	47,778
Ag [Oz]	385,532	410,010	86,292	154,874	154,746	395,913	1,191,454
Pb [MT]	1,194	1,190	408	509	555	1,472	3,856
Zn [MT]	1,267	831	318	401	574	1,292	3,390

Orcopampa	1Q	2Q	July	Aug	Sept	3Q	9M20
Au [Oz]	8,160	7,612	4,384	6,777	3,936	15,096	30,869

Coimolache	1Q	2Q	July	Aug	Sept	3Q	9M20
Au [Oz]	22,493	13,551	8,399	8,115	9,959	26,473	62,517

La Zanja	1Q	2Q	July	Aug	Sept	3Q	9M20
Au [Oz]	3,297	3,028	1,610	2,076	1,401	5,087	11,411

Yanacocha	1Q	2Q	July	Aug	Sept	3Q	9M20
Au [Oz]	121,802	67,827	25,901	26,543	27,430	79,874	269,503

Julcani	1Q	2Q	July	Aug	Sept	3Q	9M20
Ag [Oz]	550,552	136,177	0	0	323,495	323,495	1,010,224
Pb [MT]	149	29	0	0	76	76	254

Uchucchacua	1Q	2Q	July	Aug	Sept	3Q	9M20
Ag [Oz]	1,956,463	979,008	0	200,149	590,164	790,313	3,725,784
Pb [MT]	2,273	753	0	225	531	756	3,782
Zn [MT]	2,360	462	0	212	716	928	3,750

El Brocal	1Q	2Q	July	Aug	Sept	3Q	9M20
Au [Oz]	4,054	1,049	1,039	1,080	1,236	3,354	8,457
Ag [Oz]	678,067	248,693	400,846	487,026	591,455	1,479,327	2,406,087
Pb [MT]	5,460	2,188	2,628	2,188	3,367	8,182	15,830
Zn [MT]	15,058	4,385	8,195	6,564	7,517	22,277	41,719
Cu [MT]	9,122	3,045	3,132	2,754	3,303	9,190	21,356

Additional Comments

  Tambomayo:

  Achieved pre-Covid operating levels since September.
  Orcopampa:

  Operated at pre-Covid levels for the duration of the quarter.
  Coimolache:

  Ramp-up process continued during July until August, and reached pre-Covid operating levels since September.
  La Zanja:

  Operating at pre-Covid levels since August.
  Julcani:

  Operating at pre-Covid levels since September, when Julcani also treated prior month inventories. September production therefore reached above-average levels.
  Uchucchacua:

  The only remaining Buenaventura mine not yet operating at pre-Covid levels. This is primarily due to a reduced workforce, and shortage of workers required to successfully operate at full capacity.
  El Brocal:

  Operated at pre-Covid levels for the duration of the quarter. During the quarter Plant #2 was halted for nine consecutive days in August as part of the Planned Preventive Maintenance (PPM) for this mine.

It is important to note that the Company’s third and fourth quarter mining strategy is to focus operations within high-grade areas to offset COVID-19’s adverse impact on operations.

3Q20 Payable Volume Sold (100% basis)

	1Q20 (Actual)	2Q20 (Actual)	3Q20 (Actual)	9M20 (Actual)
Gold (Oz.)
Orcopampa	9,016	3,675	17,159	29,849
Tambomayo	5,286	16,499	17,849	39,634
La Zanja	3,295	4,032	5,346	12,673
Coimolache	23,978	14,549	25,901	64,428
El Brocal	2,639	633	2,038	5,310

Silver (Oz.)
Uchucchacua	1,880,330	644,014	875,489	3,399,834
El Brocal	466,365	187,339	1,182,127	1,835,831
Tambomayo	110,661	487,028	406,946	1,004,636
Julcani	514,114	119,531	289,258	922,903

Lead (MT)
El Brocal	5,145	1,888	7,017	14,050
Uchucchacua	1,972	403	738	3,113
Tambomayo	282	1,547	1,680	3,508
Julcani	95	25	58	179

Zinc (MT)
El Brocal	12,438	3,575	18,589	34,603
Uchucchacua	1,874	366	699	2,939
Tambomayo	992	810	1,058	2,860

Copper (MT)
El Brocal	8,458	2,758	8,799	20,015

Realized Metal Prices*

Gold (Oz)	1,692	1,775	1,939	1,835
Silver (Oz)	17.16	16.67	27.19	20.92
Lead (MT)	1,653	1,460	1,659	1,620
Zinc (MT)	1,824	1,112	2,349	2,005
Copper (MT)	5,536	5,085	6,448	5,875
*Buenaventura consolidated figures

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com.pe/ir

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: October 20, 2020